

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2019

Steve Saleen
Chief Executive Officer
Saleen Automotive, Inc.
2735 Wardlow Road
Corona, California 92882

Re: Saleen Automotive, Inc.
Form 10
Exhibit No. 10.9
Filed April 9, 2019
File No. 000-55236

Dear Mr. Saleen:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance